[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]

June 18, 2007


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JNLNY Separate Account I
    File Nos. 333-137485 and 811-08401
    CIK: 0001045032
    Accession Number: 0000927730-07-000163

Dear Commissioners:

On June 1, 2007, we made the above referenced 485BPOS filing via EDGAR. We subsequently realized that this 485BPOS filing was made in error and should not have occurred. We are now respectfully requesting withdrawal of this previously accepted 485BPOS filing, under Form Type AW and pursuant to Rule 477 under the Securities Act of 1933. No securities were sold in connection with the filing.

Please call me at 517-367-3835 if you have any questions.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Senior Attorney